Exhibit 99.6

NORTH AMERICAN NICKEL INC. 500 – 200 W. Esplanade North Vancouver, B.C. V7M 1A4 Tel: (604) 986-2020 Toll Free: 1-866-816-0118

NORTH AMERICAN NICKEL FILES NATIONAL INSTRUMENT 43-101 TECHNICAL

REPORT ON THE MANIITSOQ PROPERTY

Vancouver, British Columbia, March 30, 2016 – North American Nickel Inc. (TSX VENTURE: NAN) (OTCBB: WSCRF) (CUSIP: 65704T 108) (the “Company”) announces that it has filed a technical report (the “Technical Report”) prepared in accordance with National Instrument 43-101—Standards for Disclosure for Mineral Projects (“NI 43-101”) on the Company’s 100% owned Maniitsoq property in southwest Greenland. The report, titled “Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland” and dated March 24, 2016 was filed on the SEDAR website www.sedar.com, and can also be viewed on the NAN website at www.northamericannickel.com.

The Technical Report provides details of the Maniitsoq project area including the geological setting and a summary of the Company’s cumulative exploration activities. Drilling results and the nature of nickel-copper sulphide mineralization are described for multiple highly prospective target areas including Imiak Hill, Spotty Hill, Mikissoq, P-004, P-058, P-059, P-013, P-030, P-032, and P-053. These mineralized target areas occur over a 60 km extent of the Greenland norite belt and will be the focus of the Company’s exploration efforts in 2016 (Figure 1).

Technical Information; Qualified Persons

The Report was prepared by Dr. Lars Weiershäuser, PGeo, and Dr. Jean-François Ravenelle, PGeo of SRK Consulting (Canada) Inc., both of whom are independent of North American Nickel and are “Qualified Persons” as defined by NI 43-101.

The Company is not aware of any legal, political, environmental, or other risks that could materially affect the potential development of the project other than those set out in its annual information form filed on www.sedar.com. Please see below under the heading “Cautionary Note Regarding Forward-looking Statements” for further details regarding risks facing the Company.

All technical information in this release has been reviewed by Patricia Tirschmann, P.Geo, who is the Qualified Person for the Company and Vice President Exploration, North American Nickel Inc.

About North American Nickel

North American Nickel is a mineral exploration company with 100% owned properties in Maniitsoq, Greenland and Sudbury, Ontario.

The Maniitsoq property in Greenland is a Camp scale project comprising 2,985 square km covering numerous high-grade nickel-copper sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt (GNB). The >75km-long belt is situated along, and near, the southwest coast of Greenland accessible from the existing Seqi deep water port (See NAN News Release dated January 19, 2015) with an all year round shipping season and abundant hydro-electric potential.

The Post Creek/Halcyon property in Sudbury is strategically located adjacent to the past producing Podolsky copper-nickel-platinum group metal deposit of KGHM International Ltd. The property lies along the extension of the Whistle Offset dyke structure. Such geological structures host major Ni-Cu-PGM deposits and producing mines within the Sudbury Camp.

ON BEHALF OF THE BOARD OF DIRECTORS

Mark Fedikow

President

North American Nickel Inc.

For more information contact:

North American Nickel Inc.

Jaclyn Ruptash

Corporate Communications

604-986-2020

Toll free: 1-866-816-0118

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the technical details of the updated Mineral Resources and Mineral Reserves. A shortage of working capital may materially affect the Company ability to complete its plans. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 20-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Figure 1: Location of Mineralized Target Areas, Maniitsoq Project, Greenland.

Ni-Cu OCCURRENCES
Mineralized target discussed in technical report
Other Ni-Cu sulphide occurrence
P-149
P-146
Imiak Hill Complex
(Imiak Hill, Spotty Hill and Mikissoq)
Fossilik
(P-004, 058 and 059)
P-013
P-053
P-030
P-032
Greenland Norite Belt
Davis Strait
KEY MAP
GREENLAND
INLAND ICE
MAP AREA
Maniitsoq
Kangerlussuaq
NUUK
Narsarsuaq
500 km
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
TTG Gneiss Domain a
TTG Gneiss Domain b
Finnefjeld
Igananguit Gneiss
Tonalite
Granite
Mafic gneiss
Mafic & Ultramafic Intrusions
Noritic
Ultramafic
Other Symbols
Greenland norite belt
Property boundary
Limits of SRK study
NAN field camp
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
MINERALIZED TARGET AREAS
WGS84 UTM Z22N
28-Mar-2016

NiCu OCCURRENCES
Mineralized target discussed in technical report
Davis Strait
N
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
Mafic & Ultramafic Intrusions
Other Symbols
TTG Gneiss Domain a
TTG Gneiss Domain b
Finnejfeld
lgananguit Gneiss
Tonalite
Granite
Mafic gneiss
Noritic
Ultramafic
Greenland norite belt
Property boundary
Limits of SRK study
NAN field camp
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
MINERALIZED TARGET AREAS
13584 UTM Z22N 28Mar2016